Autonomous City of Buenos Aires, September 14, 2026

To the
Comisión Nacional de Valores
(National Securities Commission)
Ref.: Material Event

Dear Sirs,
We are writing to you, in order to inform that, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“the Bank”), as successor to HSBC Bank Argentina S.A. (subsequently Banco GGAL S.A.) (“HSBC”) has been notified about a class action lawsuit titled “ASOCIACION CIVIL POR LOS CONSUMIDORES Y EL MEDIO AMBIENTE (ACYMA) c/ BANCO DE GALICIA Y BUENOS AIRES S.A. (ANTES HSBC BANK ARGENTINA S.A.) s/ORDINARIO” (Expte. 24444/2024).
The lawsuit was filed at the National Commercial Court # 13, Secretariat # 26, of the Autonomous City of Buenos Aires.
The lawsuit filed by said consumer association seeks to enforce the validity of the Rewards points program, originally implemented by HSBC, for a period of two (2) years, arguing that a shorter period would constitute a breach of the applicable regulations. The association further contends that the validity period cannot be shorter than the five (5) year statutory limitation period established under the Argentine Civil and Commercial Code, and also seeks compliance with certain additional obligations aimed at preventing the forfeiture or expiration of such points.
The Bank is analyzing the content and implications of said demand. It is estimated that in case of an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia´s shareholders´ equity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.